SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------

                                SCHEDULE 13D/A*
                    Under the Securities Exchange Act of 1934
                  USA Interactive (formerly USA Networks, Inc.)
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)



Charles Y. Tanabe, Esq.                Pamela S. Seymon, Esq.                   George E. Bushnell III, Esq.
Senior Vice President and General      Wachtell, Lipton, Rosen & Katz           Vivendi Universal
Counsel                                51 West 52nd Street                      375 Park Avenue
Liberty Media Corporation              New York, New York  10019                New York, New York  10152
12300 Liberty Boulevard                (212) 403-1000                           (212) 572-7000
Englewood, CO  80112
(720) 875-5400


            (Name, Address and Telephone Number of Persons Authorized
                     to receive Notices and Communications)

                                February 18, 2003
             (Date of Event which Requires Filing of this Statement)
--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



---------------------

* Note: This statement constitutes Amendment No. 12 of the Report on Schedule 13D of the reporting group consisting of Liberty Media Corporation, Barry Diller, Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd.), Vivendi Universal, S.A., Universal Studios, Inc. and the BDTV Entities. This statement also constitutes Amendment No. 7 of a Report on Schedule 13D of Barry Diller, Amendment No. 12 of a Report on Schedule 13D of Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd.) and Universal Studios, Inc., Amendment No. 6 of a Report on Schedule 13D of Vivendi Universal, S.A., Amendment No. 18 of a Report on Schedule 13D of BDTV II INC., Amendment No. 13 of a Report on
Schedule 13D of BDTV III INC. and Amendment No. 12 of a Report on Schedule 13D of BDTV IV INC.


                                    1 of 23

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons
     Liberty Media Corporation

(2)  Check the Appropriate Box if a Member of a Group
     (a)      [_]
     (b)      [X]

(3)  SEC Use Only

(4)  Source of Funds
     Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization
     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                                   None; see Item 5
(8)  Shared Voting Power                                 228,183,004 shares
(9)  Sole Dispositive Power                              None; see Item 5
(10) Shared Dispositive Power                            228,183,004 shares
(11) Aggregate Amount Beneficially Owned by Each         228,183,004 shares
     Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]. Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

(13) Percent of Class Represented by Amount in Row (11) 39.7%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller and the exercise of warrants to purchase 32,467,735 shares of Common Stock which are currently exercisable by Vivendi Universal. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.4% of the voting power of the Company. See Item 5.

(14) Type of Reporting Person (See Instructions)
     CO


                                    2 of 23

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons
     Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd.)

(2)  Check the Appropriate Box if a Member of a Group
     (a)      [_]
     (b)      [X]

(3)  SEC Use Only

(4)  Source of Funds
     Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization
     Canada

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                                   None; see Item 5
(8)  Shared Voting Power                                 228,183,004 shares
(9)  Sole Dispositive Power                              None; see Item 5
(10) Shared Dispositive Power                            89,079,043 shares
(11) Aggregate Amount Beneficially Owned by Each         228,183,004 shares
     Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X].Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

(13) Percent of Class Represented by Amount in Row (11) 39.7%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller and the exercise of warrants to purchase 32,467,735 shares of Common Stock which are currently exercisable by Vivendi Universal. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.4% of the voting power of the Company. See Item 5.

(14) Type of Reporting Person (See Instructions)
     CO


                                    3 of 23

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons
     Vivendi Universal, S.A.

(2)  Check the Appropriate Box if a Member of a Group
     (a)      [_]
     (b)      [X]

(3)  SEC Use Only

(4)  Source of Funds
     Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization
     France

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                                   None; see Item 5
(8)  Shared Voting Power                                 228,183,004 shares
(9)  Sole Dispositive Power                              None; see Item 5
(10) Shared Dispositive Power                            89,079,043 shares
(11) Aggregate Amount Beneficially Owned by Each         228,183,004 shares
     Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]. Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

(13) Percent of Class Represented by Amount in Row (11) 39.7%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller and the exercise of warrants to purchase 32,467,735 shares of Common Stock which are currently exercisable by Vivendi Universal. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.4% of the voting power of the Company. See Item 5.

(14) Type of Reporting Person (See Instructions)
     CO


                                    4 of 23

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons
     Universal Studios, Inc.

(2)  Check the Appropriate Box if a Member of a Group
     (a)      [_]
     (b)      [X]

(3)  SEC Use Only

(4)  Source of Funds
     Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization
     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                                   None; see Item 5
(8)  Shared Voting Power                                 228,183,004 shares
(9)  Sole Dispositive Power                              None; see Item 5
(10) Shared Dispositive Power                            89,079,043 shares
(11) Aggregate Amount Beneficially Owned by Each         228,183,004 shares
     Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X). Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

(13) Percent of Class Represented by Amount in Row (11) 39.7%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller and the exercise of warrants to purchase 32,467,735 shares of Common Stock which are currently exercisable by Vivendi Universal. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.4% of the voting power of the Company. See Item 5.

(14) Type of Reporting Person (See Instructions)
     CO


                                    5 of 23

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons
     Barry Diller

(2)  Check the Appropriate Box if a Member of a Group
     (a)      [_]
     (b)      [X]

(3)  SEC Use Only

(4)  Source of Funds
     Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization
     United States

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                                   None; see Item 5
(8)  Shared Voting Power                                 228,183,004 shares
(9)  Sole Dispositive Power                              None; see Item 5
(10) Shared Dispositive Power                            228,183,004 shares
(11) Aggregate Amount Beneficially Owned by Each         228,183,004 shares
     Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]. Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

(13) Percent of Class Represented by Amount in Row (11) 39.7%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller and the exercise of warrants to purchase 32,467,735 shares of Common Stock which are currently exercisable by Vivendi Universal. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.4% of the voting power of the Company. See Item 5.

(14) Type of Reporting Person (See Instructions)
     IN


                                    6 of 23

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons
     BDTV INC.

(2)  Check the Appropriate Box if a Member of a Group
     (a)      [_]
     (b)      [X]

(3)  SEC Use Only

(4)  Source of Funds
     Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[_]

(6)  Citizenship or Place of Organization
     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                                   None; see Item 5
(8)  Shared Voting Power                                 228,183,004 shares
(9)  Sole Dispositive Power                              None; see Item 5
(10) Shared Dispositive Power                            228,183,004 shares
(11) Aggregate Amount Beneficially Owned by Each         228,183,004 shares
     Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]. Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

(13) Percent of Class Represented by Amount in Row (11) 39.7%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller and the exercise of warrants to purchase 32,467,735 shares of Common Stock which are currently exercisable by Vivendi Universal. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.4% of the voting power of the Company. See Item 5.

(14) Type of Reporting Person (See Instructions)
     CO


                                    7 of 23

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons
     BDTV II INC.

(2)  Check the Appropriate Box if a Member of a Group
     (a)      [_]
     (b)      [X]

(3)  SEC Use Only

(4)  Source of Funds
     Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization
     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                                   None; see Item 5
(8)  Shared Voting Power                                 228,183,004 shares
(9)  Sole Dispositive Power                              None; see Item 5
(10) Shared Dispositive Power                            228,183,004 shares
(11) Aggregate Amount Beneficially Owned by Each         228,183,004 shares
     Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]. Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

(13) Percent of Class Represented by Amount in Row (11) 39.7%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller and the exercise of warrants to purchase 32,467,735 shares of Common Stock which are currently exercisable by Vivendi Universal. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.4% of the voting power of the Company. See Item 5.

(14) Type of Reporting Person (See Instructions)
     CO


                                    8 of 23

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons
     BDTV III INC.

(2)  Check the Appropriate Box if a Member of a Group
     (a)      [_]
     (b)      [X]

(3)  SEC Use Only

(4)  Source of Funds
     Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization
     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                                   None; see Item 5
(8)  Shared Voting Power                                 228,183,004 shares
(9)  Sole Dispositive Power                              None; see Item 5
(10) Shared Dispositive Power                            228,183,004 shares
(11) Aggregate Amount Beneficially Owned by Each         228,183,004 shares
     Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]. Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

(13) Percent of Class Represented by Amount in Row (11) 39.7%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller and the exercise of warrants to purchase 32,467,735 shares of Common Stock which are currently exercisable by Vivendi Universal. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.4% of the voting power of the Company. See Item 5.

(14) Type of Reporting Person (See Instructions)
     CO


                                    9 of 23

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons
     BDTV IV INC.

(2)  Check the Appropriate Box if a Member of a Group
     (a)      [_]
     (b)      [X]

(3)  SEC Use Only

(4)  Source of Funds
     Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)  Citizenship or Place of Organization
     Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)  Sole Voting Power                                   None; see Item 5
(8)  Shared Voting Power                                 228,183,004 shares
(9)  Sole Dispositive Power                              None; see Item 5
(10) Shared Dispositive Power                            228,183,004 shares
(11) Aggregate Amount Beneficially Owned by Each         228,183,004 shares
     Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]. Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

(13) Percent of Class Represented by Amount in Row (11) 39.7%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller and the exercise of warrants to purchase 32,467,735 shares of Common Stock which are currently exercisable by Vivendi Universal. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.4% of the voting power of the Company. See Item 5.

(14) Type of Reporting Person (See Instructions)
     CO


                                    10 of 23

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                  Statement of

                           LIBERTY MEDIA CORPORATION,
                                  BARRY DILLER,
                            UNIVERSAL STUDIOS, INC.,
       VIVENDI UNIVERSAL CANADA INC. (FORMERLY THE SEAGRAM COMPANY LTD.),
                            VIVENDI UNIVERSAL, S.A.,
                                   BDTV INC.,
                                  BDTV II INC.,
                                  BDTV III INC.
                                       and
                                  BDTV IV INC.

        Pursuant to Section 13(d) of the Securities Exchange Act of 1934
                                  in respect of

                  USA INTERACTIVE (formerly USA Networks, Inc.)

     This Report on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of USA Interactive, a Delaware corporation (formerly "USA Networks, Inc.") ("USA" or the "Company"). The Reports on Schedule 13D, as amended and supplemented, originally filed with the Commission by (i) the reporting group (the "Reporting Group") consisting of Liberty Media Corporation, a Delaware corporation ("Liberty"), Mr. Barry Diller, Universal Studios, Inc., a Delaware corporation ("Universal"), Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd.), a Canadian corporation ("VU Canada"), Vivendi Universal, S.A., a societe anonyme organized under the laws of the Republic of France ("Vivendi Universal"), BDTV INC., a Delaware corporation ("BDTV"), BDTV II INC., a Delaware corporation ("BDTV II"), BDTV III INC., a Delaware corporation ("BDTV III"), and BDTV IV INC., a Delaware corporation ("BDTV IV") (each, a "Reporting Person"), on February 24, 1998 (the "Reporting Group Schedule 13D"), (ii) Liberty on July 19, 1999 (the "Liberty Schedule 13D"), (iii) Mr. Diller on August 29, 1995 (the "Barry Diller Schedule 13D"), (iv) Universal and VU Canada on February 24, 1998 (the "Universal Schedule 13D"), (v) BDTV on August 16, 1996 (the "BDTV Schedule 13D"), (vi) BDTV II on December 24, 1996 (the "BDTV II
Schedule 13D"), (vii) BDTV III on July 28, 1997 (the "BDTV III Schedule 13D"),
(viii) BDTV IV on February 24, 1998 (the "BDTV IV Schedule 13D"), and (ix) Vivendi Universal on August 2, 2001 (the "Vivendi Schedule 13D") are each hereby amended and supplemented to include the information set forth herein. This Report on Schedule 13D constitutes Amendment No. 12 to the Reporting Group
Schedule 13D, Amendment No. 7 to the Liberty Schedule 13D, Amendment No. 22 to the Barry Diller Schedule 13D, Amendment No. 12 to the Universal Schedule 13D, Amendment No. 6 to the Vivendi Schedule 13D, Amendment No. 18 to the BDTV
Schedule 13D, Amendment No. 16 to the BDTV II Schedule 13D, Amendment No. 13 to the BDTV III Schedule 13D and Amendment No. 12 to the BDTV IV Schedule 13D. The Reporting Group Schedule 13D, the Liberty Schedule 13D, the Barry Diller
Schedule 13D, the Universal Schedule 13D, the Vivendi Schedule 13D, the BDTV
Schedule 13D, the BDTV II Schedule 13D, the BDTV III Schedule 13D and the BDTV IV Schedule 13D (each, as amended) are collectively referred to as the "Schedule 13D." Capitalized terms not defined herein have the meanings given to such terms in the prior Reports on Schedule 13D referred to in this paragraph.

     Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.


                                    11 of 23

ITEM 2.   Identity and Background

     Schedules 1, 3 and 5 are incorporated herein by reference and amend and restate Schedules 1, 3 and 5 to the Schedule 13D, respectively, in their entirety.

ITEM 3.   Source and Amount of Funds or Other Consideration

     The information contained in Items 5 and 6 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 4.   Purpose of the Transaction

     The information contained in Items 5 and 6 of this Schedule 13D is hereby incorporated by reference herein.

     Depending on market conditions and other factors, and subject to any restrictions described in Items 5 and 6 or contained in the agreements attached as Exhibits hereto or as previously filed as exhibits to this Schedule 13D, the Reporting Persons or their respective subsidiaries may purchase additional shares of Common Stock in the open market or in private transactions. Alternatively, depending on market conditions and other factors, and subject to any restrictions described in Items 5 or 6 or contained in the agreements attached as Exhibits hereto or previously filed as exhibits to this Schedule 13D, the Reporting Persons or their respective subsidiaries may sell all or some of their shares of Common Stock.

     Except as described in Items 5 and 6 or contained in the agreements attached as Exhibits hereto or previously filed as exhibits to this Schedule 13D, neither any Reporting Person nor, to the best of their knowledge, any of their respective directors or officers has plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

ITEM 5.   Interest in Securities of the Issuer

     The information contained in Item 6 of this Schedule 13D is hereby incorporated by reference herein.

     The information contained in Item 5 of this Schedule 13D is hereby amended and supplemented by adding the following information:

     Pursuant to the Equity Warrant Agreement, dated as of May 7, 2002, between the Company and The Bank of New York, as equity warrant agent (previously filed as Exhibit 49 to this Schedule 13D), the Company issued to an affiliate of Vivendi Universal 60,467,735 Equity Warrants (the "Warrants") each to purchase one share of Common Stock, subject to adjustment, at the following exercise prices: 24,187,094 Warrants ("Tranche A Warrants") at $27.50 per share, 24,187,094 Warrants ("Tranche B Warrants") at $32.50 per share and 12,093,547 Warrants at $37.50 per share (See the description of the Equity Warrant Agreement in the Report on Schedule 13D filed by the Reporting Group on December 21, 2001). The Warrants were assigned by such affiliate of Vivendi Universal to Vivendi Universal on December 30, 2002. Pursuant to the Purchase Agreement, dated as of February 12, 2003 (the "Purchase Agreement", filed as Exhibit 51 to this statement), between Deutsche Bank AG ("Deutsche Bank") and Vivendi Universal, Vivendi Universal sold to Deutsche Bank, on February 18, 2003, 21,000,000 Tranche A Warrants for $8.94 per Tranche A Warrant and 7,000,000 Tranche B Warrants for $7.52 per Tranche B Warrant. In connection with the sale of Warrants to Deutsche Bank, Vivendi Universal has also granted to Deutsche Bank an option to purchase all or a portion of an additional 3,187,094 Tranche A Warrants and 1,000,000 Tranche B Warrants on the same terms. Such option expires on March 14, 2003.

     Vivendi Universal understands that in connection with the purchase of Warrants by Deutsche Bank, certain affiliates of Deutsche Bank AG issued and offered (the "Notes Offering") pursuant to Rule 144A under the Securities Act of 1933, as amended, $577,500,000 aggregate principal amount of Tranche A Floating Rate High Income Premium Exchangeable Notes due 2012 and $227,500,000 aggregate principal amount of Tranche B


                                    12 of 23

Floating Rate High Income Premium Exchangeable Notes due 2012, in each case, exchangeable into shares of Common Stock.

     In connection with the Notes Offering, Vivendi Universal and Deutsche Bank Securities Inc. ("DBSI", an affiliate of Deutsche Bank) have entered into a Lock-Up Agreement, dated as of February 12, 2003 (filed as Exhibit 52 to this
Schedule 13D) pursuant to which Vivendi Universal has agreed that, without the prior written consent of DBSI, it will not (i) directly or indirectly offer, sell, pledge, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock (including, without limitation, shares of Common Stock which may be issued upon exercise of a stock option or warrant) or any other security convertible into or exchangeable for shares of Common Stock or (ii) enter into any hedging transaction relating to the Common Stock, until the earlier of (A) May 13, 2003 and (B) the termination of the Purchase Agreement. The foregoing shall not apply to dispositions of (a) securities that Vivendi Universal acquires in open market transactions that occur after the completion of the Notes Offering, (b) securities as part of a restructuring, reorganization, merger, acquisition, recapitalization or similar transaction where such disposition is not the primary purpose of such transaction, (c) Warrants that are sold pursuant to the Purchase Agreement and (d) any securities if the transfer is (i) by gift, will or intestacy or (ii) to partners, members, shareholders or affiliates of Vivendi Universal, or to Vivendi Universal.

     As a result of the consummation of the sale of warrants by Vivendi Universal to Deutsche Bank described above, the members of the Reporting Group beneficially own 163,553,008 (assuming the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller and the exercise of warrants to purchase 32,467,735 shares of Common Stock which are currently exercisable by Vivendi Universal) shares of Common Stock and 64,629,996 shares of Class B Common Stock. These shares constitute 32.0% of the outstanding Common Stock and 100% of the outstanding Class B Common Stock. Assuming the conversion of all of the Reporting Group's Class B shares into Common Stock, the Reporting Group would beneficially own 39.7% of the outstanding Common Stock (calculated in accordance with Rule 13d-3). Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.4% of the voting power of the Company. The foregoing beneficial ownership figures exclude shares of Common Stock beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse, as to which Mr. Diller disclaims beneficial ownership. Mr. Diller continues to hold an irrevocable proxy granted by each of Universal and Liberty, pursuant to which Mr. Diller has the right to vote the Company's securities held by Universal, Liberty and their respective affiliates.

     Except as set forth or incorporated by reference herein, no Reporting Person or, to the best knowledge of each Reporting Person, any executive officer or director of such Reporting Person has effected any transaction in the Common Stock during the past 60 days.

ITEM 6. Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer

     The information contained in Item 5 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 7.   Materials to be Filed as Exhibits

     The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

     The following documents are filed as Exhibits to this Schedule 13D:

     Amendment No. 1 dated as of November 25, 2002 to the Amended and Restated Limited Liability Limited Partnership Agreement of Vivendi Universal Entertainment LLLP, dated as of May 7, 2002, by and among USI Entertainment Inc., USANI Holdings XX, Inc., Universal Pictures International Holdings BV, Universal Pictures International Holdings 2 BV, NYCSpirit Corp. II, USA Networks, Inc., USANI Sub LLC, New-U Studios Holdings, Inc. and Mr. Diller.


                                    13 of 23

     Purchase Agreement, dated as of February 12, 2003, between Deutsche Bank AG and Vivendi Universal, S.A.

     Lock-Up Agreement, dated as of February 12, 2003, between Vivendi Universal, S.A. and Deutsche Bank Securities Inc.



                                    14 of 23

                                   SIGNATURES

     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  February 20, 2003

                                       LIBERTY MEDIA CORPORATION

                                       By:
                                          /s/ Charles Y. Tanabe
                                          ---------------------
                                          Name: Charles Y. Tanabe
                                          Title:   Senior Vice President


                                       BARRY DILLER

                                       /s/ Barry Diller
                                       ----------------


                                       UNIVERSAL STUDIOS, INC.

                                       By:
                                          /s/ Karen Randall
                                          -------------------
                                          Name: Karen Randall
                                          Title: Executive Vice President and
                                                 General Counsel


                                       VIVENDI UNIVERSAL CANADA INC.

                                       By:
                                          /s/ George E. Bushnell III
                                          --------------------------
                                          Name: George E. Bushnell III
                                          Title:   Secretary


                                       VIVENDI UNIVERSAL, S.A.

                                       By:
                                          /s/ George E. Bushnell III
                                          --------------------------
                                          Name: George E. Bushnell III
                                                Title:   Vice President


                                       BDTV INC., BDTV II INC.,
                                       BDTV III INC., BDTV IV INC.

                                       By:
                                          /s/ Barry Diller
                                          ---------------------
                                          Name: Barry Diller
                                          Title: President



                                    15 of 23

                                INDEX TO EXHIBITS

1.   Written Agreement between TCI and Mr. Diller regarding Joint Filing of
     Schedule 13D./*/

2. Definitive Term Sheet regarding Stockholders Agreement, dated as of August 24, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

3. Definitive Term Sheet regarding Equity Compensation Agreement, dated as of August 24, 1995, by and between the Company and Mr. Diller./*/

4.   Press Release issued by the Company and Mr. Diller, dated August 25,
     1995./*/

5. Letter Agreement, dated November 13, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

6. Letter Agreement, dated November 16, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

7. First Amendment to Stockholders Agreement, dated as of November 27, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

8. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver Management Company, Liberty Program Investments, Inc., and Liberty HSN, Inc./*/

9. Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver King Communications, Inc./*/

10. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver King Communications, Inc., Thames Acquisition Corp. and Savoy Pictures Entertainment, Inc./*/

11. Voting Agreement, dated as of November 27, 1995, by and among Certain Stockholders of the Company and Savoy Pictures Entertainment, Inc./*/

12. Letter Agreement, dated March 22, 1996, by and between Liberty Media Corporation and Barry Diller./*/

13. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum and Order, adopted March 6, 1996 and released March 11, 1996./*/

14. In re Applications of Roy M. Speer and Silver Management Company, Request for Clarification of Silver Management Company, dated April 10, 1996./*/

15. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum Opinion and Order and Notice of Apparent Liability, adopted June 6, 1996 and released June 14, 1996./*/

16.  Amended and Restated Joint Filing Agreement of TCI, Mr. Diller and BDTV./*/

17.  Amended and Restated Certificate of Incorporation of BDTV INC./*/

18. Press Release issued by the Company and Home Shopping Network, Inc., dated August 26, 1996./*/

19. Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among the Company, Home Shopping Network, Inc., House Acquisition Corp., and Liberty HSN, Inc./*/

20. Termination Agreement, dated as of August 25, 1996, among the Company, BDTV Inc., Liberty Program Investments, Inc., and Liberty HSN, Inc./*/


                                    16 of 23

21. Voting Agreement, dated as of August 25, 1996, by and among Certain Stockholders of Home Shopping Network, Inc. and the Company./*/

22. Voting Agreement, dated as of August 25, 1996, by and among Barry Diller, Liberty Media Corporation, Arrow Holdings, LLC, BDTV Inc., and Home Shopping Network, Inc./*/

23. Letter Agreement, dated as of August 25, 1996, by and between Liberty Media Corporation and Barry Diller./*/

24. Second Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc. and BDTV II Inc./*/

25. Stock Exchange Agreement, dated as of December 20, 1996, by and between the Company and Liberty HSN, Inc./*/

26. Letter Agreement, dated as of February 3, 1997, by and between BDTV INC. and David Geffen./*/

27. Stock Exchange Agreement, dated as of May 20, 1997, by and between HSN, Inc. and Mr. Allen./*/

28. Stockholders Agreement, dated as of May 20, 1997, by and among, Mr. Diller, Mr. Allen and Liberty Media Corporation./*/

29. Letter Agreement, dated as of May 20, 1997, by and between Mr. Diller and Liberty Media Corporation./*/

30. Third Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc., BDTV II Inc. and BDTV III Inc./*/

31.  Certificate of Incorporation of BDTV III Inc./*/

32. Investment Agreement among Universal Studios, Inc., HSN, Inc., Home Shopping Network, Inc. and Liberty Media Corporation, dated as of October 19, 1997 as amended and restated as of December 18, 1997./*/

33. Governance Agreement among HSN, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of October 19, 1997./*/

34. Stockholders Agreement among Universal Studios, Inc., Liberty Media Corporation, Barry Diller, HSN, Inc. and The Seagram Company Ltd. dated as of October 19, 1997./*/

35. Spinoff Agreement among Liberty Media Corporation, Universal Studios, Inc. and HSN, Inc. dated as of October 19, 1997./*/

36. Exchange Agreement among HSN, Inc., Universal Studios, Inc. and Liberty Media Corporation, dated as of October 19, 1997./*/

37. Amended and Restated LLC Operating Agreement of USANi LLC, by and among USA Networks, Inc., Home Shopping Network, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of February 12, 1998./*/

38. Letter Agreement between Liberty HSN, Inc. and HSN, Inc., dated as of October 19, 1997./*/

39.  Fourth Amended and Restated Joint Filing Agreement between
     Tele-Communications, Inc., Universal Studios, Inc., The Seagram Company Ltd. and Barry Diller, dated as of February 23, 1998./*/

40.  Certificate of Incorporation of BDTV IV INC./*/


                                    17 of 23

41. Fifth Amended and Restated Joint Filing Agreement by and among Tele-Communications, Inc., Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC, dated as of July 19, 1999./*/

42. Sixth Amended and Restated Joint Filing Agreement by and among Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., Vivendi Universal, BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC. dated as of June 22, 2001. /*/

43. Letter Agreement, dated July 15, 2001, by and among USA Networks, Inc., Barry Diller, Universal Studios, Inc. and Liberty Media Corporation./*/

44. Amended and Restated Transaction Agreement, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., USA Networks, Inc., USANi LLC, Liberty Media Corporation and Barry Diller./*/

45. Agreement and Plan of Merger and Exchange, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., Light France Acquisition 1, S.A.S., the Merger Subsidiaries listed on the signature page thereto, Liberty Media Corporation, Liberty Programming Company LLC, Liberty Programming France, Inc., LMC USA VI, Inc., LMC USA VII, Inc., LMC USA VIII, Inc., LMC USA X, Inc., Liberty HSN LLC Holdings, Inc., and the Liberty Holding entities listed on the signature page thereto./*/

46. Amended and Restated Governance Agreement, dated as of December 16, 2001, by and among USA Networks, Inc., Universal Studios, Inc., Liberty Media Corporation, Barry Diller, and Vivendi Universal, S.A./*/

47. Amended and Restated Stockholders Agreement, dated as of December 16, 2001, by and among Universal Studios, Inc., Liberty Media Corporation and Barry Diller./*/

48. Amended and Restated Limited Liability Limited Partnership Agreement of Vivendi Universal Entertainment LLLP, dated as of May 7, 2002, by and among USI Entertainment Inc., USANI Holdings XX, Inc., Universal Pictures International Holdings BV, Universal Pictures International Holdings 2 BV, NYCSpirit Corp. II, USA Networks, Inc., USANI Sub LLC, New-U Studios Holdings, Inc. and Mr. Diller (including the Amendment No. 1 thereto dated as of November 25, 2002)./**/

49. Equity Warrant Agreement, dated as of May 7, 2002, between USA Networks, Inc. and The Bank of New York, as equity warrant agent./*/

50. Exchange Agreement by and among the Company, Liberty Media Corporation, Liberty HSN II, Inc. and Liberty HSN, Inc., dated as of June 27, 2002./*/

51. Purchase Agreement, dated as of February 12, 2003, between Deutsche Bank AG and Vivendi Universal, S.A.

52. Lock-Up Agreement, dated as of February 12, 2003, between Vivendi Universal, S.A. and Deutsche Bank Securities Inc.

/*/ Previously filed.

/**/ Exhibit 48 which was previously filed is hereby supplemented by Amendment No. 1 to the Amended and Restated Limited Liability Limited Partnership Agreement of Vivendi Universal Entertainment LLLP, dated as of May 7, 2002, by and among USI Entertainment Inc., USANI Holdings XX, Inc., Universal Pictures International Holdings BV, Universal Pictures International Holdings 2 BV, NYCSpirit Corp. II, USA Networks, Inc., USANI Sub LLC, New-U Studios Holdings, Inc. and Mr. Diller.



                                    18 of 23

Schedule 1 of the Schedule 13D is hereby amended to read in its entirety as follows:

                                   SCHEDULE 1

                DIRECTORS AND EXECUTIVE OFFICERS OF UNIVERSAL AND
        VIVENDI UNIVERSAL CANADA INC. (formerly The Seagram Company Ltd.)

     1. Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Universal. The name of each person who is a director of Universal is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 100 Universal City Plaza, Universal City, California 91608.


                                      Principal Occupation or
Name and Business Address         Employment and Business Address          Citizenship
-------------------------         -------------------------------          -----------

RON MEYER*                   President and Chief Operating Officer         United States
                             of Universal
KAREN RANDALL*               Executive Vice President and General          United States
                             Counsel of Universal
KENNETH L. KAHRS*            Executive Vice President, Human Resources     United States
                             of Universal
FREDERICK HUNTSBERRY*        Executive Vice President and Chief            United States
                             Financial Officer of Universal
YASUO NAKAMURA*              President, Matsushita Media & Entertainment   Japan
                             Business Development Unit
DIANA SCHULZ*                Senior Vice President of Universal            United States
SUSAN N. FLEISHMAN           Senior Vice President, Corporate              United States
                             Communications and Public Affairs
MARK A. WOOSTER              Senior Vice President of Universal            United States
MAREN CHRISTENSEN            Senior Vice President of Universal            United States
WILLIAM APOSTOLIDES          Vice President of Universal                   United States
KEVIN CONWAY                 Vice President of Universal                   United States
H. STEPHEN GORDON            Vice President of Universal                   United States
DAVID H. MEYERS              Vice President and Assistant Controller       United States
                             of Universal
MARC PALOTAY                 Vice President of Universal                   United States
TERRY A. REAGAN              Vice President and Controller of Universal    United States
RICK SMITH                   Vice President, Global Strategic Sourcing     United States
                             of Universal
RONALD F. REED               Treasurer of Universal                        United States
SHARON S. GARCIA             Secretary of Universal                        United States


                                    19 of 23

     2. Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd., effective February 28,
2002). The name of each person who is a director of Vivendi Universal Canada Inc. is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 375 Park Avenue, New York, New York 10152.



                                           Principal Occupation or
Name and Business Address              Employment and Business Address               Citizenship
-------------------------              -------------------------------               -----------



ALAN BELL*                             Partner, Blake Cassels & Graydon, LLP         Canada
Blake Cassels & Graydon, LLP
Commerce Court West-CIBC Building
199 Bay Street
Toronto, Ontario M5L 1A9

GEORGE E. BUSHNELL III*                Vice President, Vivendi Universal             United States
Vivendi Universal
800 Third Avenue
New York, NY  10022

JEAN-FRANCOIS DUBOS*                   Executive Vice President and General          France
Vivendi Universal S.A.                 Counsel, Vivendi Universal
42, avenue de Friedland
75380 Paris
Cedex 08, FRANCE

JACQUES ESPINASSE*                     Senior Executive Vice President and Chief     France
Vivendi Universal S.A.                 Financial Officer, Vivendi Universal
42, avenue de Friedland
75380 Paris
Cedex 08, FRANCE

CRAIG THORBURN*                        Partner, Blake Cassels & Graydon, LLP         Canada
Blake Cassels & Graydon, LLP
Commerce Court West-CIBC Building
199 Bay Street
Toronto, Ontario M5L 1A9

FREDERIC CREPIN                        Vice President, Vivendi Universal             France
Vivendi Universal S.A.
42, avenue de Friedland
75380 Paris
Cedex 08, FRANCE

DANIEL J. LOSITO                       Vice President, Vivendi Universal             United States
Vivendi Universal
800 Third Avenue
New York, NY  10022

WILLIAM PODURGIEL                      Director Foreign Taxes, Vivendi Universal     United States
Vivendi Universal
800 Third Avenue
New York, NY  10022

PIERRE-HENRY GALAN                     Assistant Treasurer, Vivendi Universal        France
RONALD REED                            Assistant Treasurer, Vivendi Universal        United States
NICOLE LINDA KELSEY                    Assistant Corporate Counsel,                  United States
                                       Vivendi Universal
DEBRA FORD                             Manager, Corporate Transactions,              United States
Vivendi Universal                      Vivendi Universal
800 Third Avenue
New York, NY  10022

GRAHAM HENDERSON                       Senior Vice President, Business Affairs and   Canada
                                       e-Commerce of Universal Music Group


                                    20 of 23

Schedule 3 of the Schedule 13D is hereby amended to read in its entirety as follows:

                                   SCHEDULE 3

          DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA CORPORATION

     The name and present principal occupation of each director and executive officer of Liberty Media Corporation are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of Liberty Media Corporation, all executive officers and directors listed on this Schedule 3 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.



Name and Business Address                  Principal Occupation and Principal Business (if applicable)
(if applicable)                            -----------------------------------------------------------
---------------

JOHN C. MALONE                             Chairman of the Board and Director of Liberty
ROBERT R. BENNETT                          President, Chief Executive Officer and Director of Liberty
DONNE F. FISHER                            Director of Liberty; President of Fisher Capital Partners, Ltd.
9781 Meridian Blvd., #200
Englewood, Colorado 80112

PAUL A. GOULD                              Director of Liberty; Managing Director of Allen & Company Incorporated
711 5th Avenue, 8th Floor
New York, New York 10022

GARY S. HOWARD                             Executive Vice President, Chief Operating Officer and Director of Liberty
JEROME H. KERN                             Director of Liberty; Consultant, Kern Consulting LLC
4600 S. Syracuse St.
Denver, Colorado 80237

KIM MAGNESS                                Director of Liberty
DAVID E. RAPLEY                            Director of Liberty
LARRY E. ROMRELL                           Director of Liberty
DAVID J.A. FLOWERS                         Senior Vice President and Treasurer of Liberty
ELIZABETH M. MARKOWSKI                     Senior Vice President of Liberty
ALBERT E. ROSENTHALER                      Senior Vice President of Liberty
CHRISTOPHER W. SHEAN                       Senior Vice President and Controller of Liberty
CHARLES Y. TANABE                          Senior Vice President, General Counsel and Secretary of Liberty



                                    21 of 23

Schedule 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

                                   SCHEDULE 5

           DIRECTORS AND EXECUTIVE OFFICERS OF VIVENDI UNIVERSAL, S.A.

     Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Vivendi Universal. The name of each person who is a director of Vivendi Universal, S.A. is marked with an asterisk. Unless otherwise indicated, the business address of each person listed below is 42, Avenue de Friedland, 75380 Paris Cedex 08, France.


                                                   Principal Occupation or
Name and Business Address                      Employment and Business Address         Citizenship
------------------------                       -------------------------------         -----------

JEAN-RENE FOURTOU*                       Chairman and CEO of Vivendi Universal         France

CLAUDE BEBEAR*                           Chairman of the Supervisory Board of AXA      France
                                         25, avenue Matignon
                                         75008 Paris, France

GERARD BREMOND*                          Chairman and CEO of Pierre & Vacances Group   France
                                         L'artois Pont de Flandre
                                         11 rue de Cambrai
                                         75947 Paris Cedex 19 France

EDGAR BRONFMAN, JR.*                     Vice Chairman of the Board                    United States
                                         of Vivendi Universal

EDGAR M. BRONFMAN*                       Member of the Board of Directors of Vivendi   United States
                                         Universal

BERTRAND COLLOMB*                        Chairman and CEO of Lafarge                   France
                                         61 rue des Belles Feuilles
                                         75116 Paris France

FERNANDO FALCO y                         President of Real Automovil Club de Espana    Spain
FERNANDEZ DE CORDOVA*                    Fortuny 17-5 A
                                         28020 Madrid Spain

PAUL FRIBOURG*                           Chairman and CEO of ContiGroup Companies      United States
                                         277 Park Avenue - 50th fl.
                                         New York, NY 10172

DOMINIQUE HOENN*                         Chief Operating Officer of BNP Paribas        France
                                         3, rue d'Antin
                                         75002 Paris, France

GERARD KLEISTERLEE*                      Chairman and CEO of Royal Philips             The Netherlands
                                         Electronics
                                         P.O. Box 77900
                                         Building HBT 14
                                         1070 Amsterdam, The Netherlands

MARIE-JOSEE KRAVIS*                      Senior Fellow, Hudson Institute Inc.          United States
                                         625 Park Avenue
                                         New York, NY  10021

HENRI LACHMANN*                          Chairman and CEO of Schneider Electric        France
                                         43-45, Bd Franklin Roosevelt
                                         92500 Rueil-Malmaison, France

JEAN-BERNARD LEVY                        Chief Operating Officer, Vivendi Universal    France

JACQUES ESPINASSE                        Senior Executive Vice President and Chief     France


                                    22 of 23

                                         Financial Officer, Vivendi Universal

ANDREW J. KASLOW                         Senior Executive Vice President, Human        United States
                                         Resources, Vivendi Universal

ROBERT DE METZ                           Senior Executive Vice President,              France
                                         Divestitures, Mergers and Acquisitions,
                                         Vivendi Universal.

MICHEL BOURGEOIS                         Executive Vice President, Corporate           France
                                         Communications, Vivendi Universal

HUBERT JOLY                              Executive Vice President, Monitoring of US    France
                                         Assets, Vivendi Universal

RENE PENISSON                            Adviser Social Relations and Organization,    France
                                         Vivendi Universal

JEAN-FRANCOIS DUBOS                      Executive Vice President and General          France
                                         Counsel, Vivendi Universal



                                    23 of 23